Filed by Otonomo Technologies Ltd. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Software Acquisition Group Inc. II Commission File No.: 001-39514Filed by Otonomo Technologies Ltd. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Software Acquisition Group Inc. II Commission File No.: 001-39514

• • • • • • • • •• • • • • • • • •

• • • • • • • • • • • • • •• • • • • • • • • • • • • •

O E M S M O N E T I Z A T I O N D A T A USE C A S E S I N S I G H T S C U S T O M E R SO E M S M O N E T I Z A T I O N D A T A USE C A S E S I N S I G H T S C U S T O M E R S

//

Renault Nissan Mitsubishi BMW Group Daimler FCA / PSA GMRenault Nissan Mitsubishi BMW Group Daimler FCA / PSA GM

• •• • • • • • • •• •• • • • • • • •

258 207 140 166 109 132 84 64 86 30 118 40 98 82 68 18 56 40 5 18 5258 207 140 166 109 132 84 64 86 30 118 40 98 82 68 18 56 40 5 18 5

• • •• • •

••• •• • • • •••• •• • • • •

(1)(1)

• • • • •• • • • •

• • • • •• • • • •

• • • •• • • •

``````

3.3% 82.2% 55.4% 3.6% 81.8% 31.0% 68.8% 32.3% 32.0% 71.7% 4.8% 77.1% 31.4% 10.7% 77.4% 5.9% 55.8% 30.7% 7.5% 57.1% 15.3% 78.7% 30.5% 17.7% 81.4% 2.0% 78.3% 29.6% 8.4% 78.9% 24.8% 77.5% 17.4% 24.7% 78.4% 36.4% 71.3% 15.2% 37.6% 72.9% 10.2% 78.6% 34.3% 12.8% 78.6% NM 71.7% 27.8% NM 73.1% NM 76.0% 25.4% NM 75.6% NM 78.4% 20.7% 7.5% 79.4% 14.6% 92.0% 19.5% 19.3% 91.9% NM 67.0% NM NM 68.5% 56.9% 67.3% 48.8% 59.9% 73.4% 30.0% 74.9% 46.1% 39.1% 76.0% 54.3% 96.7% 39.7% 58.7% 96.6% 5.1% 28.8% 27.9% 7.2% 31.3% 34.6% 81.3% 15.2% 37.4% 81.6% 49.2% 64.7% 6.6% 49.6% 64.7% 33.4% 59.1% 6.2% 36.8% 61.1% 3.3% 82.2% 55.4% 3.6% 81.8% 31.0% 68.8% 32.3% 32.0% 71.7% 4.8% 77.1% 31.4% 10.7% 77.4% 5.9% 55.8% 30.7% 7.5% 57.1% 15.3% 78.7% 30.5% 17.7% 81.4% 2.0% 78.3% 29.6% 8.4% 78.9% 24.8% 77.5% 17.4% 24.7% 78.4% 36.4% 71.3% 15.2% 37.6% 72.9% 10.2% 78.6% 34.3% 12.8% 78.6% NM 71.7% 27.8% NM 73.1% NM 76.0% 25.4% NM 75.6% NM 78.4% 20.7% 7.5% 79.4% 14.6% 92.0% 19.5% 19.3% 91.9% NM 67.0% NM NM 68.5% 56.9% 67.3% 48.8% 59.9% 73.4% 30.0% 74.9% 46.1% 39.1% 76.0% 54.3% 96.7% 39.7% 58.7% 96.6% 5.1% 28.8% 27.9% 7.2% 31.3% 34.6% 81.3% 15.2% 37.4% 81.6% 49.2% 64.7% 6.6% 49.6% 64.7% 33.4% 59.1% 6.2% 36.8% 61.1%

32.0x 26.3x 24.7x 20.2x 46.8x 32.2x 36.1x 25.9x 52.5x 40.4x 40.5x 31.3x 42.3x 23.6x 31.7x 18.1x 29.8x 23.4x 22.5x 18.3x 40.3x 31.5x 31.0x 24.5x 14.0x 10.9x 11.7x 9.2x 15.7x 11.2x 13.2x 9.6x 48.4x 38.0x 36.4x 28.6x 43.5x 31.2x 33.3x 24.3x 25.5x 19.4x 20.8x 15.7x 13.7x 10.7x 10.8x 8.6x 16.6x 15.3x 13.5x 12.4x NM NM 61.5x 42.1x 32.8x 22.1x 21.2x 15.6x 10.3x 7.7x 7.5x 5.7x 52.0x 50.3x 39.9x 38.5x 27.8x 8.0x 21.7x 6.8x 21.2x 17.2x 18.3x 14.9x 17.5x 11.3x 16.4x 10.6x 9.6x 5.7x 8.7x 5.3x 32.0x 26.3x 24.7x 20.2x 46.8x 32.2x 36.1x 25.9x 52.5x 40.4x 40.5x 31.3x 42.3x 23.6x 31.7x 18.1x 29.8x 23.4x 22.5x 18.3x 40.3x 31.5x 31.0x 24.5x 14.0x 10.9x 11.7x 9.2x 15.7x 11.2x 13.2x 9.6x 48.4x 38.0x 36.4x 28.6x 43.5x 31.2x 33.3x 24.3x 25.5x 19.4x 20.8x 15.7x 13.7x 10.7x 10.8x 8.6x 16.6x 15.3x 13.5x 12.4x NM NM 61.5x 42.1x 32.8x 22.1x 21.2x 15.6x 10.3x 7.7x 7.5x 5.7x 52.0x 50.3x 39.9x 38.5x 27.8x 8.0x 21.7x 6.8x 21.2x 17.2x 18.3x 14.9x 17.5x 11.3x 16.4x 10.6x 9.6x 5.7x 8.7x 5.3x

Filed by Otonomo Technologies Ltd. pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Software Acquisition Group Inc. II
Commission File No.: 001-39514

otonomo

INVESTOR PRESENTATION

February 2021

Disclaimer

This presentation (together with oral statements made in connection herewith, the "**Presentation**") is for informational purposes only to assist interested parties in making their own evaluation with respect to the proposed business combination (the "**Business Combination**") between Software Acquisition Group Inc. II ("**Software Acquisition**") and Otonomo Technologies Ltd. ("**Otonomo**" or the "**Company**"). By accepting this Presentation, you acknowledge and agree that all of the information contained herein or disclosed orally during this Presentation is confidential, that you will not distribute, reproduce, disclose and use such information for any purpose other than for the purpose of your firm's participation in the potential financing, that you will not distribute, reproduce, disclosure or use such information in any way detrimental to Otonomo or Software Acquisition, and that you will return to Software Acquisition and Otonomo, delete or destroy this Presentation upon request.

You are also being advised that the United States securities laws restrict persons with material non-public information about a company obtained directly or indirectly from that company from purchasing or selling securities of such company, or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities on the basis of such information.

The information contained herein does not purport to be all-inclusive and none of Software Acquisition, the Company or B. Riley Securities, Inc. (the "**Placement Agent**") nor any of their respective subsidiaries, stockholders, shareholders, affiliates, representatives, control persons, partners, directors, officers, employees, advisers or agents make any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any decision. The reader shall not rely upon any statement, representation or warranty made by any other person, firm or corporation (including, without limitation, the Placement Agent or any of its affiliates or control persons, officers, directors and employees) in making its investment or decision to invest in the Company. To the fullest extent permitted by law, in no circumstances will Software Acquisition, the Company, or any of their respective subsidiaries, stockholders, shareholders, affiliates, representatives, control persons, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of the Company, the potential financing or the Business Combination. The general explanations included in this Presentation cannot address, and are not intended to address, your specific investment objectives, financial situations or financial needs.

Use of Data

Certain information contained in this Presentation relates to or is based on studies, publications, surveys and the Company's own internal estimates and research. In addition, all of the market data included in this Presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while the Company believes its internal research is reliable, such research has not been verified by any independent source and none of Software Acquisition, the Company or the Placement Agent, nor any of their respective affiliates nor any of its or their control persons, officers, directors, employees or representatives make any representation or warranty with respect to the accuracy of such information.

Forward-Looking Statements

This presentation includes forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination between Otonomo and Software Acquisition, including statements regarding the benefits of the business combination, the anticipated timing of the business combination, the products and services offered by Otonomo and the markets in which it operates, and Otonomo's projected future results. These forward-looking statements are generally identified by terminology such as "believe," "may," "will," "potentially," "estimate," "continue," "anticipate," "intend," "could," "would," "project," "target," "plan," "expect," or the negatives of these terms or variations of them or similar terminology. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Software Acquisition and its management, and Otonomo and its management, as the case may be, are inherently uncertain. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Software Acquisition's securities, (ii) the risk that the transaction may not be completed by Software Acquisition's business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Software Acquisition, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the business combination agreement by the shareholders of Software Acquisition and Otonomo, the satisfaction of the minimum trust account amount following redemptions by Software Acquisition's public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed business combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (vi) the effect of the announcement or pendency of the transaction on Otonomo's business relationships, performance, and business generally, (vii) risks that the proposed business combination disrupts current plans of Otonomo and potential difficulties in Otonomo employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against Otonomo or against Software Acquisition related to the business combination agreement or the proposed business combination, (ix) the ability of Otonomo to list its ordinary shares on the Nasdaq, (x) the price of Otonomo's securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Otonomo plans to operate, variations in performance across competitors, changes in laws and regulations affecting Otonomo's business and changes in the combined capital structure, and (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the "Risk Factors" section of Software Acquisition's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and other documents filed by Software Acquisition from time to time with the U.S. Securities and Exchange Commission (the "SEC") and the registration statement on Form F-4 and proxy statement/prospectus discussed below. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Otonomo and Software Acquisition assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Otonomo nor Software Acquisition gives any assurance that either Otonomo or Software Acquisition will achieve its expectations.

Any financial information or projections in this presentation are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Otonomo's and Software Acquisition's control. While such information and projections are necessarily speculative, Otonomo and Software Acquisition believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of financial information or projections in this presentation should not be regarded as an indication that Otonomo or Software Acquisition, or their respective representatives and advisors, considered or consider the information or projections to be a reliable prediction of future events.

Nothing in this presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this presentation, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. Neither Otonomo nor Software Acquisition undertakes any duty to update these forward-looking statements.

Disclaimer (cont'd)

Use of Projections

This Presentation contains projected financial information with respect to Otonomo. Such projected financial information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See "Forward-Looking Statements" paragraph above. Actual results may differ materially from the results contemplated by the financial forecast information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. Neither Software Acquisition's nor the Company's independent auditors have audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Presentation. In preparing and making certain forward-looking statements contained in this presentation, Otonomo and Software Acquisition made a number of economic, market and operational assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although believed reasonable at the time they were made, subject to greater uncertainty.

Additional Information and Where to Find it

This presentation relates to a proposed business combination between Otonomo Technologies Ltd. ("Otonomo") and Software Acquisition Group Inc. II ("Software Acquisition"). In connection with the proposed business combination, Otonomo intends to file a registration statement on Form F-4 that will include a proxy statement of Software Acquisition in connection with Software Acquisition's solicitation of proxies for the vote by Software Acquisition's stockholders with respect to the proposed business combination and a prospectus of Otonomo. The proxy statement/prospectus will be sent to all Software Acquisition stockholders and Otonomo and Software Acquisition will also file other documents regarding the proposed business combination with the SEC. This presentation does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Otonomo and Software Acquisition through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Software Acquisition may be obtained free of charge by written request to Software Acquisition at Software Acquisition Group Inc. II, 1980 Festival Plaza Drive, Suite 300, Las Vegas, NV 89135, and the documents filed by Otonomo may be obtained free of charge from Otonomo's website at www.otonomo.io or by written request to Otonomo at Otonomo Technologies Ltd., 16 Abba Eban Blvd., Herzliya Pituach, Israel 467256.

Financial Information

The financial information and data contained in this Presentation is unaudited and does not conform to Regulation S-X promulgated under the Securities Act of 1933, as amended (the "**Securities Act**"). Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, the registration statement to be filed by Software Acquisition and Otonomo with the SEC.

Participants in the Solicitation

Otonomo, Software Acquisition and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Software Acquisition's shareholders with respect to the proposed business combination. You can find information about Software Acquisition's directors and executive officers and their ownership of Software Acquisition's securities in Software Acquisition's final prospectus relating to its initial public offering, dated September 14, 2020, which was filed with the SEC on September 15, 2020 and is available free of charge at the SEC's web site at www.sec.gov. Additional information regarding the participants in the solicitation of proxies from Software Acquisition's shareholders and their direct and indirect interests will be included in the proxy statement/prospectus for the proposed business combination when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This presentation does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Trademarks and Trade Names

Otonomo and Software Acquisition own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This Presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties' trademarks, service marks, trade names or products in this Presentation is not intended to, and does not imply, a relationship with the Company or Software Acquisition, or an endorsement or sponsorship by or of the Company or Software Acquisition. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation may appear with the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that the Company or Software Acquisition will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names.

Transaction Summary

Speaker				
Speaker	 **Ben Volkow** Founder & CEO, Board Member	 **Bonnie Moav** CFO	 **Asaf Weisbrot** CCO	 **Jon Huberman** Software Acquisition Group Inc. II, CEO & CFO

Transaction Overview

Transaction Structure	• Otonomo, a leading automotive data services platform, has entered into a business combination with Software Acquisition Group Inc. II (Nasdaq: SAII), a publicly listed special purpose acquisition company with $172.5MM cash held in trust • It is anticipated that the post-closing company, Otonomo, will be listed on Nasdaq under the symbol OTMO • Otonomo has raised a fully committed $172.5MM PIPE (primary and secondary), led by institutional investors Fidelity Management & Research Company LLC, BNP Paribas Asset Management Energy Transition Fund and Senvest Management LLC, with support from existing strategic investors Dell Technologies Capital and Hearst Ventures
Valuation	• Post-money $1.1B enterprise value expected at closing representing entry point of ~1.9x 2025E revenue of $574MM [(1),(2),(3)] • $1.4B equity value expected at closing[(4)] • Existing Otonomo shareholders are expected to retain ~72% of the pro forma equity[(1),(2),(3)]
Capital Structure	• Transaction expected to result in $307MM of cash to fully fund Otonomo's five-year business plan[(1),(2)] • The transaction will be funded by a combination of SAII cash held in a trust account, Otonomo ordinary shares, cash on the Otonomo balance sheet prior to closing, and proceeds from the PIPE
Timing	• The transaction, which has been unanimously approved by the boards of directors of both Otonomo and SAII, is targeted to close in Q2 2021[(5)]

(1) Assumes no redemption by SAII shareholders
(2) Based on $172.5MM in cash from SAII's trust account, $172.5MM PIPE (14.3MM primary shares and 3.0MM secondary shares @ $10.00 per share following an expected share split prior to closing) and estimated $25MM in cash from Otonomo's balance sheet at closing
(3) Pre-transaction valuation to existing Otonomo shareholders assumes $1.05B in Equity Value, 1.8 x 2025E revenue multiple and Otonomo 2025E revenue of $574MM
(4) Equity value includes $307MM of cash post transaction, please refer to page 31 for detailed S&U breakdown
(5) Timing dependent upon the SEC review process and the satisfaction of other closing conditions

Key Investment Highlights



Massive TAM Underpinned By Confluence of Megatrends

- Fast growth in volume and richness of car data driven by connectivity and new vehicle architectures
- New regulation in NA/EU supports OEM data access and sharing
- Data unlocks new use cases across multiple end-markets

Pioneer and A Market Leader With Significant Scale Advantage

- 16 OEM partnerships with an installed base of over 40MM vehicles
- ~130 commercial engagements with marquee industry participants
- Uniquely positioned as a neutral marketplace - enable end customers vs competing with them

Proprietary Data Platform Built To Scale

- Real time aggregation, normalization and enrichment of data across 10s of millions of cars
- Advanced software tools providing customers with secure extraction of insights and value from data
- Driving adoption through a suite of software tools and vertical specific applications

Partnership Driven Go-to-Market Strategy

- Facilitating growth and adoption through a powerful partnership model across key verticals
- Partnership strategy augmented by direct sales and self-serve model

Compelling Financial Profile

- Hyper growth revenue model driven by a leading market position
- Uniquely combines transactional model with a growing SaaS business
- Expected EBITDA breakeven in 2024 with superior cash conversion

otonomo



The Otonomo Mission

We harness the immense potential of automotive data by allowing thousands of organizations across a broad range of end markets to seamlessly access, explore, analyze and unlock the full data potential.

We aim to provide new monetization avenues for OEMs across the ecosystem and significantly enrich the daily experience for users.

otonomo at a Glance

Otonomo Transforms Unstructured OEM Data Into a Single, Unified, and Secured Data Repository…



OEM Data Center
OEM Data Center
OEM Data Center
OEM Data Center
otonomo
Data Platform
Data Consumers
One Unified Data Repository
Enabling Vast Market Reach

… To Build and Expand The Largest Automotive Data Services Marketplace…

16 OEM Agreements	Global Reach
40 MM+ Connected Cars	~130 Commercial Engagements
4.3 B+ Data Points Per Day	150+ Data Parameters

… Supported by World Class Partners

Strategic Investors: APTIV, avis budget group, Dell Technologies Capital, Renault Nissan Mitsubishi, SK

Tech Partners: amazon, Microsoft, salesforce

Founded in 2015	HQ in Israel	70 Employees	26 Pending & Granted Patents(1)

Source: Otonomo management
(1) 1 Granted, 25 pending

Data Monetization: A Significant Opportunity

TOTAL CONNECTED CARS[1]



2020
2022
2024
2025
95% of new cars sold
100% of new cars sold
~ 90% of new cars sold

By 2030 the overall revenue pool from car data monetization at global scale is estimated to be

$450-750B[3]

Composed of



$20B
$50B
Marketplace
SaaS
2030 Otonomo TAM[4]

PROJECTED CAR DATA STATS

- 25 GB[2] — Projected Data / Hour / Car
- 100s — Data Parameters
- 850M[3] — Connected Vehicles

otonomo (1) SBD 2019 Connected Car Forecast. (2) McKinsey Estimate. (3) McKinsey Report, Monetizing Car Data: New service business opportunities to create new customer benefits (Sep-2018). (4) Otonomo management.

Creating a Marketplace with Powerful Network Effects

OEMs

- Harness vehicle data value; recurring and high margin revenue
- "One-stop-shop" technology
- Additional value to car owner by delivering new services
- Data management, accounting & insight tools
- Compliance & regulation peace of mind
- Enter data monetization market with no investment

OEMs

BMW Group

Renault
Nissan
Mitsubishi

GM

FCA
PSA

Daimler


OEMS
MONETIZATION
Compliance
Integration
otonomo
Aggregation
DATA
USE CASES
INSIGHTS
CUSTOMERS

App and Service Providers

DATA CONSUMERS

- Secure and fast access to quality data from multiple sources
- Equal data access, available to companies of all size
- Data normalized enabling one dataset for all OEMs
- Immense breadth of datasets from 40MM+ vehicles
- One legal contract, one commercial process – efficient, fast and no tech investment

Uniquely Positioned at the Heart of the Automotive Data Ecosystem


AXA
avis budget group
Bloomberg
Continental
CarIQ
IHS Markit
sas
PTV GROUP
TomTom
waycare
Yandex
BMW GROUP
Bobcat
DAIMLER
FCA / PSA
GROUPE
GM
Ford
KIA
RENAULT NISSAN MITSUBISHI
TOYOTA
Direct Consumers
OEMs
otonomo
Indirect Consumers
Technology Partners
APTIV
amazon
Microsoft
Capgemini
salesforce
LeasePlan
Verisk
amazon
Microsoft

Commercial Use Cases Driving Strong Market Adoption

otonomo

Insurance

Better policyholder experience through behavioural analysis and accident reconstruction

Transportation

Incorporation of car data into active traffic management tools

Smart Cities

Reduction of congestion and pollution through traffic flow and route management

Financial

Enhanced risk management possibilities and offering of new financial services

Fleet Services

Improved fleet management driven by GPS vehicle tracking and remote diagnostics

Dealerships

Predictive vehicle maintenance and vehicle health indicators

Personal[1] Aggregate[2] Both personal and aggregate

Source: Otonomo management
(1) Relates to Personally Identifiable Information (PII) about the individual car or driver (e.g., location, battery or fuel status, condition, mileage)
(2) Does not require identifiable information about cars or drivers, as such personal data protection laws do not apply

Unique Supply Base with 40MM+ Licensed Vehicles and 16 OEM Contracts

	BMW Group	Daimler	GM	FCA / PSA	Renault Nissan Mitsubishi
Geography	Global	EU	NA	EU, US & LatAm	EU, NA & JP
# of Vehicles Available	12MM	3MM	13MM	2MM	1.2MM
Key Use Cases	Fleets, Mapping, Predictive Maintenance, Smart Cities	Insurance, Fuel, EV Charging, Fleets	Fleets	Fleets, Insurance, Transportation Management	Transportation Management, Smart Cities, EV, Fleets
# of Data Parameters	60+	80+	70+	50+	75+

Source: Otonomo management. Select list of OEM customers.

Strong Industry Recognition

WIRED Europe's Hottest Start Ups	CNBC UPSTART 100 Hottest 100 Global Start Ups	Gartner Cool Vendor 2018 Cool Vendor in Autotech	Credit Suisse Credit Suisse Supertrends Award	KleinBlue Partners Insurtech 100 EMEA
insightssuccess 10 Most Innovative IoT Start Ups	TU-Automotive Detroit Finalists for Best AI Product / Service	TiE Silicon Valley Top 50 Global Most Promising Companies	Frost & Sullivan Product Innovation Award: Car Data Platform Industry Europe	tmt Telecoms Awards 2018 Top 10 European Startups
	EMERCE Top 10 European Startups	The Atlas Award AYN Rand Annual Award for Best Israeli Start-up	Soonicorn Club Tracxn Emerging Startups 2020: Data as a Service	

The Otonomo Data Platform

otonomo

otonomo Collects Over 150 Real-time and Historical Data Parameters



Mobility

Vehicle ID
Trip distance
Odometer
Ignition
Engine status
GPS
Speed
Vehicle category



Behavioural

Media infotainment
Blinker status
Brake pedal pressure
Wheel position
Accelerometer
Horn status
Outdoor/indoor temperature
Windshield wiper status



Diagnostic

Engine temperature
RPM
Time pressure
Oil level
Gear position
Fuel level
EV battery level
Coolant temperature
DTC



Safety

Airbag status
Door status
Seatbelt status
ADAS
Hard brake
Harsh acceleration
Sharp turn

The otonomo Data Platform in Action


Data from Multiple OEMs
Normalization
Unify attributes across all OEMs and car models
Blurring
Blur data to remove personal identifiers
Cleansing
Fix and eliminate erroneous data
Enrichment
Enrich data with external sources (e.g. geo location)
Aggregation
Aggregate billions of data points to optimize routes and options
Triggers
Specific customer notification (e.g. location, speed, fuel levels)
Consent Validation
GDPR, CCPA, APPI and other auto related compliance
Access
Single integration & APIs to allow unified data access
One Unified, Secured Data Repository

otonomo End-to-End Vehicle Data Enablement Platform

MANAGEMENT	Consent & User Management	APIs	Data Matching	Business & Usage Reports	Accounting
SaaS MODULES	IoT Hub 3rd Party Connectors[1]		Data Hub[1] Data Exploration Hub[1] Blurring Hub		User Auth & Management Downlink Commands[1] Vertical Specific Apps[1]
COMPLIANCE, SECURITY & PRIVACY	Consent Management				Dynamic Blurring
ENRICHMENT & INSIGHTS	Machine Learning				Repackaging Engine
PROCESSING	Data Normalization		Data Cleansing		Data Aggregation
DATA	Data from 40MM+ Vehicles Reshaped & Insightful Vehicle Data Detailed Reports & Analytics		Dynamically Safeguarded Driver Data Suite of Models to Handle OEM and Data Consumer Needs Regulatory Compliance Management		

(1) Expected to launch in 2021.

Robust and Growing SaaS Offering

Consent Management Hub Authentication & User Flows

- Enables driver to have control of sharing car data
- Integrates driver's identity verification with OEMs' user authentication process

Data Blurring Engine

- Anonymizes data while preserving its value
- Allows apps and service providers to gain access to ready to use automotive data

External 3rd Party Connectors

- Connects car data to 3rd party data consumers (i.e. SAP, Salesforce and Microsoft Dynamics)

Vehicle Data Hub

- Data lake access & analytics
- Exploration tools required for data value creation

IoT Hub

- Enables connecting devices directly to OEM vehicles

Vertical Specific Applications

- Expanding the addressable market through native applications for specific verticals

Analytics and BI

- AI / ML platform for data insights, predictive models, and advanced analytics

otonomo Competitive Assessment

	otonomo	Competitor 1 (UK)	Competitor 2 (Germany)	Technology Vendors (Apple, Microsoft, Google, amazon)
Neutrality	●	◑	◑	○
OEM Partnerships	16	2-3	3	-
# of cars	40MM	~10MM	~12.5MM	-
Globality	● Global	◑ US	◑ Europe	● Global
# of data parameters	150+	~8 FCD[1]	~20	0[2]
Use cases	Aggregate / Personal / Fleet	Aggregate	Aggregate / Personal	Personal
Technology capabilities[2]	●	◔	◔	●
Go-to-market partners	◑	◔	◔	○

Source: Otonomo management
(1) Floating Car Data (timestamped geo-localization and speed data)
(2) For Monetization

Go-to-Market Strategy

otonomo

Rapid Growth of Installed Base

KEY DRIVERS FOR EXPANSION

- Geographic Expansion
- Increased Penetration within Existing Models
- New Models From Existing OEMs
- Additional Data Types
- Additional OEMs

PROJECTED INSTALLED BASE GROWTH

MM of Vehicles



YoY Growth %
260%
123%
113%
54%
26%
25%
25%
6.5x
Additional OEMs
Existing 2020 OEMs
2018A: 5 (5)
2019A: 18 (18)
2020E: 40 (40)
2021E: 86 (56 / 30)
2022E: 132 (68 / 64)
2023E: 166 (82 / 84)
2024E: 207 (98 / 109)
2025E: 258 (118 / 140)

Multi-Pronged GTM Approach for Broadest Market Reach

INDIRECT

otonomo

Select Partners

Potential Customers

Customer Profile / Revenue Potential: $$$

DIRECT

otonomo

$$

SELF-SERVE PLATFORM

otonomo

- Catering to long-tail customer base
- Hundreds of registrations in just 2 months post-launch
- Focus on aggregate data

$

Strategy Tailored for Impact Across Many Verticals

	Fleet	Insurance	Dealership	Transportation	Financials	Smart Cities
Customer Type	Indirect / Direct	Indirect	Indirect	Direct	Direct	Direct
Onboarding Time	Medium	Long	Medium	Short	Medium	Short
Per Vehicle Value	●	●	●	◑	◑	◑
Data Volume	◑	◔	◔	●	●	●
Select Customers / Partners	avis budget group, AXA, Continental, LeasePlan	AXA, Greater Than, Verisk	bright box, Capgemini, Microsoft	Continental, EVgo, PARKD, PTV GROUP, Yandex	amazon, Bloomberg, CarIQ, IHS Markit	BeMobile, sas, URBANSDK, waycare
Pricing	~$25 / auto / yr.	~$15 / auto / yr.	~$15 / auto / yr.	Up to $100 per MM data points	~$30 per MM data points	$40 - $80 per MM data points

Source: Otonomo management

Addressable Market Expands with Growing Customer TAM

ILLUSTRATIVE ANALYSIS

	Enterprise Fleet Customer		Enterprise Insurance Customer	
# of Vehicles	1.6MM	2.4MM	1.0MM	4.5MM
% of Connected Vehicles	20%	100%	10%	100%
Pricing ($)[1]	2.50	3.75	2.08	3.13

Total Potential Customer Revenue Opportunity ($MM p.a.)



$10
11x
$108
Year 1
Year 5



$2.5
68x
$169
Year 1
Year 5

otonomo

Source: Otonomo management
(1) Pricing / transaction / month.

Go-to-Market Approach: Indirect

Industry Focused	CRM / ERP Providers	Cloud
bright box (Member of Zurich), LeasePlan	Capgemini, salesforce, SAP	amazon, Microsoft
• Benefit from vehicle data while staying focused on their core business • Assigning OEM data acquisition to Otonomo accelerates TTM	• Entrance into automotive/ transportation ecosystem • Connected car data and SaaS data models become an enabler to disruption	• Quickly and easily improve ROI for the cloud platforms sold to OEMs • Otonomo provides quick access to a broad portfolio of vehicle data consumers

Capgemini DEEP DIVE

Scope of Collaboration

- Global collaboration agreement
- Partnership on OEM side for Capgemini projects that require connected car data
- Ecosystem go to market partnerships in areas such as insurance, EVs, logistics and concierge services

"This collaboration allows automotive OEMs as well as application and service providers from various industries to bring privacy-compliant, end-to-end solutions based on car data to life. Services range from ideation and business models through to platform integrations and as-a-service models [...]

Collaboration between Otonomo and Capgemini will enable clients to increase data utilization leveraging Capgemini's deep technology and industry expertise."

Joint Otonomo and Capgemini Press Release, June 3, 2020

otonomo Source: Otonomo management.

Financial Overview

otonomo

Business Plan Overview

$MM	2020E	2021E	2022E	2023E	2024E	2025E	2025E @ Target Cost Structure
Total Revenue	$0.4	$3	$24	$98	$264	$574	$574
Marketplace Revenue	*100%*	*80%*	*73%*	*65%*	*58%*	*50%*	*33%*
SaaS Revenue	*0%*	*20%*	*27%*	*35%*	*42%*	*50%*	*67%*
(-) COGS	(1)	(5)	(20)	(61)	(129)	(227)	(172)
Gross Profit	($1)	($2)	$4	$37	$134	$347	$402
Margin (%)	*NM*	*(59%)*	*17%*	*38%*	*51%*	*60%*	*70%*
(-) R&D	(5)	(12)	(29)	(39)	(42)	(55)	(57)
(-) Sales & Marketing	(2)	(3)	(11)	(32)	(65)	(125)	(100)
(-) G&A[(1)]	(2)	(4)	(5)	(10)	(21)	(43)	(43)
(-) Total Opex	(10)	(20)	(47)	(83)	(131)	(229)	(200)
EBITDA	($11)	($22)	($43)	($45)	$4	$118	$201
Margin (%)	*NM*	*NM*	*NM*	*NM*	*1%*	*21%*	*35%*

otonomo

Source: Otonomo management
(1) Includes additional public company costs from 2021 onwards

Revenue Evolution by Type

($ in MM)


SaaS Revenue
Marketplace Revenue
$574
$287
$287
$264
$112
$152
$98
$34
$64
$24
$3
2021E
2022E
2023E
2024E
2025E

	2021E	2022E	2023E	2024E	2025E
Avg. $ / Installed Base	$0.05	$0.23	$0.66	$1.42	$2.47
Avg. $ / Transaction	$1.02	$1.78	$2.28	$2.64	$2.83

Key Drivers

- More enterprise end-customers
- Increased transaction volume per customer
- Price increase consummates with data insights captured and delivered
- Growing adoption of SaaS modules
- New verticals and use cases

otonomo Source: Otonomo management.

Mix Shift and Operating Leverage Driving Profitability

Gross Profit
($MM)



17%
38%
51%
60%
($1)
($2)
$4
$37
$134
$347
2020
2021
2022
2023
2024
2025
Gross Profit
Gross Margin

- Higher dollar value per marketplace transaction
- Increased contribution of higher margin SaaS revenue
- Reduction in costs (initial data purchasing and cloud services) as % of revenue

EBITDA
($MM)



1%
21%
$118
$4
($11)
($22)
($43)
($45)
2020
2021
2022
2023
2024
2025
EBITDA
EBITDA Margin

- OPEX reduction as % of revenue
- Indirect channel driving S&M leverage

Source: Otonomo management

Transaction Overview

otonomo

Sources & Uses and Pro Forma Capitalization

in $MM except per share data

Sources	$	%
Est. SPAC Cash Held in Trust[1]	$172.5	46.6%
PIPE Proceeds[2]	$172.5	46.6%
Est. Cash from Otonomo Balance Sheet	$25.0	6.8%
Total Sources	$369.9	100.0%

Uses	$	%
Cash to Existing Otonomo Shareholders[3]	$30.0	8.1%
Transaction Fees and Expenses[4]	$32.5	8.8%
Remaining Cash to the Balance Sheet	$307.4	83.1%
Total Uses	$369.9	100.0%

Pro Forma Valuation	$
Illustrative Share Price[5]	$10.0
Pro Forma Shares Outstanding[6]	140.9
Pro Forma Illustrative Equity Value	1,408.0
Less: Pro Forma Cash	(307.4)
Plus: Pro Forma Total Debt	-
Pro Forma Illustrative Enterprise Value	$1,100.5
Implied Trading Multiple: EV/2025E Revenue	1.9x

Commentary

- Five-Year business plan fully funded at closing[1][2]
- Existing Otonomo shareholders will retain ~97% of their equity
- Combined company is expected to be capitalized for growth with ~$1.4B of equity and no debt
- The transaction, which has been unanimously approved by the boards of directors of both Otonomo and SAII, is targeted to close in Q2 2021, dependent upon the SEC review process and the satisfaction of other closing conditions

Illustrative Pro Forma Ownership at $10.00 per Share[5][6]



Existing Otonomo Shareholders, 72.4%
Public SPAC Shareholders, 12.2%
PIPE Investors, 12.2%
SPAC Sponsor, 3.1%

(1) Assumes receipt of $172.5MM estimated cash held in trust at business combination and no redemption of SAII public shares
(2) Reflects fully committed $172.5MM PIPE (primary and secondary) @ $10.00 per share
(3) Reflects $30MM secondary PIPE at $10.00 per share
(4) Estimated transaction fees and expenses for deferred underwriting fees, PIPE, M&A advisory, legal, accounting, and other miscellaneous deal-related expenses for Otonomo and SAII
(5) Assumes new shares issued at $10.00 per share following expected share split prior to the effective time of the merger
(6) Illustrative pro forma ownership reflects ownership before taking into account a post-closing equity incentive plan, excludes 13.8MM warrants outstanding with a strike price of $11.50 per share, and assumes no redemptions by SPAC's existing public shareholders

Comparable Company Analysis

		High-growth Enterprise Software	High-growth Data Infrastructure	Transaction Processors and Data Marketplaces
Selected Companies		cerence, CLOUDFLARE, DocuSign, JFrog, okta, twilio, workday, zoom	alteryx, DATADOG, elastic, mongoDB, snowflake, splunk>	adyen, AMADEUS, CoStar Group, EQUIFAX, Square, stone co., Verisk
Operational	2020-2022E Revenue CAGR[1]	30.6%	25.4%	27.9%
	2022E Gross Margin[1]	77.9%	77.1%	73.4%
	2022E EBITDA Margin[1]	14.2%	12.8%	39.1%
Financial	EV / 2022E Revenue[1]	19.3x	20.0x	10.6x
	EV / 2022E Gross Profit[1]	27.9x	27.0x	18.3x
	EV / 2022E EBITDA[1,2]	31.4x	n.m.	23.7x
Relevance				

Source: Factset as of 29th January 2021.
(1) Financial calendarised as of December YE.
(2) Excluding companies with negative EBITDA or over 60x EBITDA.

Public Comparable Companies: Benchmarking

Operational

Revenue CAGR (%)


142.1%
30.6%
25.4%
27.9%
'23E-'25E
'20E-'22E
'20E-'22E
'20E-'22E

Gross Profit Margin (%)


60.4%
77.9%
77.1%
73.4%
'25E
'22E
'22E
'22E

Valuation

EV / Revenue (x)


1.9x
19.3x
20.0x
10.6x
'25E
'22E
'22E
'22E

EV / Gross Profit (x)


3.2x
27.9x
27.0x
18.3x
'25E
'22E
'22E
'22E

otonomo | High Growth Enterprise Software | High Growth Data infrastructure | Transaction Processors and Data Marketplaces

Source: Otonomo management estimates for Otonomo, Factset for comparable companies; market data as of 29th January 2021; reflects median values for comparable groups

otonomo's Intrinsic Value Well Above Transaction Value



Transaction Value
Comparable Valuation Sensitivity Analysis
$B
Discount to Intrinsic Value:
~80%
6.2
4.8
Discount to Intrinsic Value:
~65%
3.3
2.8
1.1
Based on Transaction Processors and Data Marketplace peers revenue multiple range of 10.0x – 12.0x applied to 2025E Revenue`
Based on Broader Software Peers revenue Multiple range of 17.5x – 22.5x applied to 2025E Revenue
Post-Money Enterprise Value
10.0x - 12.0x 2025E Revenue @ 20.0% Discount for 4 years
17.5x - 22.5x 2025E Revenue @ 20.0% Discount for 4 years

Note: PV of 2025E Enterprise Value based on revenue of $574MM

Appendix

Seasoned Management Team



Ben Volkow
Founder & CEO,
Board Member



Matan Tessler
VP Product



Bonnie Moav
CFO



Dan Or-Hof
Chief Privacy Officer



Asaf Weisbrot
CCO



Hagit Tenne-Pereg
VP Human Resources



Shlomi Oren
VP Engineering

Experienced tech team comprised of 40 engineers, product specialists and architects

Creating Value for the Supply and Demand Side

OEM

MITSUBISHI MOTORS

"We are excited to be working with Otonomo on this initiative that will drive the development and deployment of value-added services that meet today's drivers' needs and increase data utilization from our connected models."

Shingaku Kochi
GM of Connected Information Business Department

Direct Consumer

avis budget group

"By partnering with Otonomo, we can better utilize the data captured by our connected vehicles. The Otonomo Platform also allows us to safely and securely engage with new public and commercial partners and, together, make an impact on what the future of mobility looks like for consumers, communities and companies alike."

Arthur Orduna
Chief Innovation Officer

Indirect Consumer

Capgemini

"Otonomo and Capgemini can together help clients to create services that pave the way for new collaborative business opportunities. For Capgemini, the partnership with Otonomo is a perfect fit extending our Smart Mobility offering."

Henrik Ljungström
Head of Automotive Sector in Germany

Technology Partner

Microsoft

"Car makers will benefit from Otonomo's integration to the Microsoft Connected Vehicle Platform on Azure to enable easier data sharing and value creation options."

Tara Prakriya
GM of Azure
IoT Mobility and Connected Vehicle

Many Use Cases with Strong Data Monetization Potential


Monetization Potential Per Vehicle
Predictive Maintenance
Fleets
Usage-Based Insurance
Dealership Solutions
Warranty Programs
Accident Detection / eCall
SVR
EV Management
Concierge Services
Smart City & Urban Planning
Energy Sector
Accident Detention / eCall
Performance Benchmarking
Media Ratings
Analytics Road Tax Usage
Financial Services
Weather
Parking
Navigation & Mapping
Market Maturity Per Use Case
Otonomo Core Focus

otonomo

Industry First!
Self-Serve Platform and API Delivers Quick and Secure Access to Rich, Privacy-Protected Aggregated Car Data

- No-Code Query Builder
- Easy-to-use Geo-Fencing
- Configurable APIs
- Dynamic Filtering
- Visual Data Report Generation
- Seamless Onboarding


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Released Sep 2020

Comparable Company Analysis: Operational Benchmarking



High-growth Enterprise Software
High-growth Data Infrastructure
Transaction Processors and Data Marketplaces
Revenue CAGR 20E-22E
Median: 30.6%
55.4% 32.3% 31.4% 30.7% 30.5% 29.6% 17.4% 15.2%
Median: 25.4%
34.3% 27.8% 25.4% 20.7% 19.5% NM
Median: 27.9%
48.8% 46.1% 39.7% 27.9% 15.2% 6.6% 6.2%
zoom twilio DocuSign okta workday cerence
mongoDB elastic splunk alteryx snowflake
stone amadeus adyen Square CoStar Group Verisk EQUIFAX
Gross Margin (21E, 22E)
21E Median: 77.3%
22E Median: 77.9%
82.2% 81.8% 68.8% 71.7% 77.1% 77.4% 55.8% 57.1% 78.7% 81.4% 78.3% 78.9% 77.5% 78.4% 71.3% 72.9%
21E Median: 77.2%
22E Median: 77.1%
78.6% 78.6% 71.7% 73.1% 76.0% 75.6% 78.4% 79.4% 92.0% 91.9% 67.0% 68.5%
21E Median: 67.3%
22E Median: 73.4%
67.3% 73.4% 74.9% 76.0% 96.7% 96.6% 23.8% 31.3% 81.3% 81.6% 64.7% 64.7% 59.1% 61.1%
EBITDA Margin (21E, 22E)
21E Median: 10.6%
22E Median: 14.2%
3.3% 3.6% 31.0% 32.0% 4.8% 10.7% 5.9% 7.5% 15.3% 17.7% 2.0% 8.4% 24.8% 24.7% 36.4% 37.6%
21E Median: 10.2%
22E Median: 12.8%
10.2% 12.8% NM NM NM NM NM 7.5% 14.6% 19.3% NM NM
21E Median: 34.6%
22E Median: 39.1%
56.9% 59.9% 30.0% 39.1% 54.3% 58.7% 5.1% 7.2% 34.6% 37.4% 49.2% 49.6% 33.4% 36.8%

Comparable Company Analysis: Valuation Benchmarking

High-growth Enterprise Software	High-growth Data Infrastructure	Transaction Processors and Data Marketplaces

FV / Revenue (21E, 22E)

High-growth Enterprise Software	High-growth Data Infrastructure	Transaction Processors and Data Marketplaces
21E Median: 25.0x 22E Median: 19.3x	21E Median: 19.4x 22E Median: 20.0x	21E Median: 11.3x 22E Median: 10.6x



26.3x 20.2x
32.2x 25.9x
40.4x 31.3x
23.6x 18.1x
23.4x 18.3x
31.5x 24.5x
10.9x 9.2x
11.2x 9.6x
38.0x 28.6x
31.2x 24.3x
19.4x 15.7x
10.7x 8.6x
15.3x 12.4x
NM 42.1x
22.1x 15.6x
7.7x 5.7x
50.3x 38.5x
8.0x 6.8x
17.2x 14.9x
11.3x 10.6x
6.7x 5.3x
zoom
twilio
okta
workday
cerence
splunk
alteryx
snowflake
stone
AMADEUS
adyen
Square
Verisk
EQUIFAX

FV / Gross Profit (21E, 22E)

High-growth Enterprise Software	High-growth Data Infrastructure	Transaction Processors and Data Marketplaces
21E Median: 36.1x 22E Median: 27.9x	21E Median: 25.5x 22E Median: 27.0x	21E Median: 21.2x 22E Median: 18.3x



32.0x 24.7x
46.8x 36.1x
52.5x 40.5x
42.3x 31.7x
29.8x 22.6x
40.3x 31.0x
14.0x 11.7x
15.7x 13.2x
48.4x 36.4x
43.5x 33.3x
25.5x 20.8x
13.7x 10.8x
18.6x 13.5x
NM 61.5x
32.8x 21.2x
10.3x 7.5x
52.0x 39.9x
27.8x 21.7x
21.2x 18.3x
17.5x 16.4x
9.6x 8.7x
zoom
twilio
okta
workday
cerence
splunk
alteryx
snowflake
stone
AMADEUS
adyen
Square
Verisk
EQUIFAX

otonomo

Source: Factset as of 29th January 2021. Financials calendarised as of December.